Filed by Medtronic, Inc. (SEC File No.: 001-07707)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Covidien plc

Form S-4 File No.: 333-197406

Date: November 7, 2014

Questions and Answers About the Covidien Acquisition

November 7, 2014

1.	Is it possible to ensure the Covidien transaction closes in calendar year 2015 rather than 2014 to allow more time for tax planning? How much notice will we have before the closing date?

Since June 15 when we first announced Medtronic’s intent to acquire Covidien, we said that we expected the transaction to close in the fourth calendar quarter of 2014 or early in 2015. As we work our way through the completion of the transaction and continue to make progress on various milestones, we now anticipate that the closing will take place early in 2015.

Because this transaction is a taxable event for many shareholders, we wanted to share this with you as soon as possible for tax and other planning purposes. Many of you have asked if you could spread the sale of Medtronic shares over a two-year period. We recommend you contact your financial advisor(s) to better understand how a closing in 2015 might impact you.

The closing of the transaction will be announced by the issuance of a press release, but employees may receive little or no advance notice of the closing. The closing of the transaction is subject to certain conditions, many of which are not within the control of either Medtronic or Covidien. These include approvals by Medtronic and Covidien shareholders. In addition, the transaction requires regulatory clearances in the United States, the European Union, China, and certain other countries. The parties have agreed to close the transaction shortly after these conditions have been satisfied.

2.	As part of the updated financing plan for the Covidien acquisition I see the Company intends to use $16B USD of external financing to complete the acquisition. How will adding this debt impact the company?

Due to the strong balance sheet and free cash flow of Medtronic plc, we are comfortable that the cash portion of the transaction can be funded with additional external debt without adding undue risk to Medtronic plc and its shareholders. After our new financing announcement, Standard & Poor’s Ratings Services and Moody’s Investor Service issued public statements noting that upon closing of the transaction under the updated financing plan they expect to downgrade Medtronic plc. However, even after the downgrades both agencies indicated they expect Medtronic plc to maintain an investment grade rating. Going forward, Medtronic plc is targeting an A credit profile.

3.	What is Medtronic doing to help ensure a smooth integration of Covidien?

Immediately following the acquisition announcement, both companies began planning the integration process. To that end, the companies created a joint organization – the Integration Management Office (IMO) – to drive integration planning efforts during the period leading up to the closing of the transaction (expected in early 2015) and to implement the integration in the post-closing period. The IMO is charged with analyzing the capabilities, processes and people that will best serve the combined company when the acquisition closes. Explore the information on the InSite portal to learn more about integration planning efforts from now through “Day 1” and post-closing.

4.	How will the Covidien acquisition impact the Medtronic fiscal year?

The Covidien acquisition will not impact the Medtronic fiscal year, which will continue to end on the last Friday in April of each year.

5.	What does the “plc” in Medtronic plc stand for?

Under Irish law, “plc” stands for “public limited company,” a type of limited company the shares of which may be freely sold to and traded by the public. The comparable term used in the United States is “publicly traded company.”

6.	With the Covidien acquisition, will there be more opportunities for U.S.-based employees to have overseas assignments?

Medtronic will continue to send employees on global assignments, based on business needs, employee development plans, and its strategy to accelerate globalization.

7.	How will the Covidien acquisition impact current employee benefits, such as time-off, health insurance, etc.?

Medtronic remains committed to providing employees with comprehensive, market competitive employee benefits. Once decisions are made about how best to integrate Medtronic and Covidien benefit programs, we will communicate to employees.

8.	I understand Medtronic will match my contribution when I donate Medtronic stock to a charity. How do I make such a stock donation?

Please read the “Matching Grants Frequently Asked Questions – Stock Donations” information on the Medtronic Mission in Motion website for detailed instructions.

9.	How does this deal affect current Medtronic compensation programs, such as Long-Term Incentive (LTI) awards (stock awards) or the Medtronic Incentive Plan (MIP)?

Medtronic is evaluating the effect of the transaction on current compensation programs. Once decisions are made we will communicate to employees. As previously communicated, we do know already that stock options and time-based restricted stock units will convert one-to-one to Medtronic plc ordinary shares and we expect the conversion will have no impact on the terms of the awards.

10.	If I own Medtronic shares, how do I learn more about how the Covidien acquisition affects my financial situation, what I can do to prepare, as well as how Medtronic shares will be exchanged for shares in the new combined company, Medtronic plc?

In cooperation with Ayco, Medtronic is offering online educational webinars and personalized, one-on-one phone counseling to U.S. employees and retirees through May 1, 2015. Ayco webinars and phone counseling will help address topics such as:

•	How the Covidien acquisition transaction affects your financial situation and what you can do to prepare

•	How your Employee Stock Purchase Plan (ESPP) shares may be impacted

•	How your Long-Term Incentive awards (i.e. stock options and restricted stock units) may be impacted

Refer to this communication from September 11, 2014 to learn how to access Ayco services.

Non-U.S. employees and employees in Puerto Rico will have access to professional tax advisors through Deloitte. Watch for further communication coming soon.

Additionally, you may refer to the tax implications FAQ published on August 25, 2014 for more information.

11.	I have Medtronic stock held at Schwab and/or Wells Fargo. Is it possible for me to transfer my Medtronic stock to manage my investments through another broker or myself?

Schwab – Long Term Incentives (stock awards): If you own Medtronic shares as a result of previously vested Restricted Stock Units (including performance based and time based awards) or Restricted Stock or the exercise of Stock Options, you can transfer your shares from Schwab to another broker of your choice.

Wells Fargo – ESPP: If you own Medtronic shares as a result of shares purchased through the Employee Stock Purchase Plan (ESPP), you are restricted from transferring shares from Wells Fargo for the first 24 months after the purchase date. After that time, you can transfer shares.

12.	What will become of the Employee Stock Purchase Plan (ESPP) after the Covidien acquisition is complete?

Our current intention is to continue to offer the ESPP, including the feature that provides for purchasing shares at a 15% discount; however, we continue to periodically evaluate, assess and modify current and potential benefit offerings.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION

Medtronic Holdings Limited, which will be renamed Medtronic plc (“New Medtronic”), has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes the preliminary Joint Proxy Statement of Medtronic, Inc. (“Medtronic”) and Covidien plc (“Covidien”) that also constitutes a preliminary Prospectus of New Medtronic. The registration statement is not complete and will be further amended. Medtronic and Covidien plan to make available to their respective shareholders the final Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDTRONIC, COVIDIEN, NEW MEDTRONIC, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Medtronic, Medtronic and Covidien through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Medtronic and New Medtronic with the SEC by contacting Medtronic Investor Relations at investor.relations@medtronic.com or by calling 763-505-2696, and will be able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Covidien by contacting Covidien Investor Relations at investor.relations@covidien.com or by calling 508-452-4650.

PARTICIPANTS IN THE SOLICITATION

Medtronic, New Medtronic and Covidien and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Medtronic and Covidien in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Medtronic and Covidien in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the final Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Medtronic’s directors and executive officers is contained in

Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014 and its Proxy Statement on Schedule 14A, dated July 11, 2014, which are filed with the SEC. Information regarding Covidien’s directors and executive officers is contained in Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to New Medtronic’s, Medtronic’s and/or Covidien’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Medtronic’s and/or Covidien’s current perspective of existing trends and information as of the date of this communication. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that these goals and expectations are not predictions of actual performance. Actual results may differ materially from current expectations depending upon a number of factors affecting New Medtronic’s business, Medtronic’s business, Covidien’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful close of, the Covidien acquisition; subsequent integration of the Covidien acquisition and the ability to recognize the anticipated synergies and benefits of the Covidien acquisition; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of Medtronic or Covidien debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the medical device industry, including competition in the medical device industry; product liability claims; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; variability of trade buying patterns; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; potential for adverse pricing movement; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; reduction or interruption in supply; product quality problems; the availability and pricing of third-party sourced products and materials; risks associated with self-insurance and commercial insurance; successful compliance with governmental regulations applicable to New Medtronic’s, Medtronic’s and Covidien’s facilities, products and/or businesses; changes in the laws and regulations, affecting among other things, pricing and reimbursement of pharmaceutical products; health care policy changes; risks associated with international operations; changes in tax laws or interpretations that could increase New Medtronic’s, Medtronic’s and/or Covidien’s consolidated tax liabilities, including, if the transaction is consummated, changes in tax laws that would result in New Medtronic being treated as a domestic corporation for United States federal tax purposes; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Medtronic’s periodic public filings with the SEC, including but not limited to Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014, in Covidien’s periodic public filings with the SEC, including but not limited to Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013, and from time to time in Medtronic’s and Covidien’s other investor communications. Except as expressly required by law, each of New Medtronic and Medtronic disclaims any intent or obligation to update or revise these forward-looking statements.

Statement Required by the Irish Takeover Rules

The directors of Medtronic accept responsibility for the information contained in this document. To the best of the knowledge and belief of the directors of Medtronic (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

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